FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Declares Quarterly Dividend

Dividend payment represents 33% increase from previous quarter

Toronto, Ontario (November 24, 2020) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that the Company’s Board of Directors has declared a quarterly dividend of US$0.02 per common share.

Quarterly Dividend Increased 33%

As announced in October 2020, the Company has increased its quarterly dividend by 33% to an annual rate of US$0.08 per common share. The increase reflects the Company’s strong free cash flow outlook following the completion of the lower mine expansion at Young-Davidson in July 2020. The Company has paid dividends for 11 consecutive years during which time $187 million has been returned to shareholders through dividends and share buybacks.

The dividend is payable on December 21, 2020 to shareholders of record as of the close of business on December 7, 2020. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

Dividend Reinvestment Plan and Suspension of Optional Cash Purchases

The Company has implemented a dividend reinvestment and share purchase plan (“DRIP”). This gives shareholders the option of increasing their investment in Alamos, at a discount to the prevailing market price and without incurring any transaction costs, by electing to receive common shares in place of cash dividends. For shareholders that elect to participate in the DRIP, common shares will be issued from treasury at a 3% discount to the prevailing market price.

Enrollment in the DRIP is optional. Further information on the plan, including the forms needed to enroll, are available on the Company’s website at http://www.alamosgold.com/investors/Dividend-Reinvestment-Plan. In order to be eligible to participate in the December 21, 2020 dividend, enrollment must be completed by 4:00 pm EST on the fifth business day prior to the December 7, 2020 dividend record date.

The Company hereby notifies shareholders, in accordance with Section 9.4 of the DRIP, that Optional Cash Purchases (as defined in the DRIP) with this, and any future declaration of dividends are suspended immediately until further notice. Any written requests to make Optional Cash Purchases will not be processed, and such requests and any previously received funds will be returned to the participant by the Plan Agent (as defined in the DRIP). Accordingly, the Combined Pre-Authorized Debit Agreement/Option Cash Purchase Voucher sent to participants with their respective statements will no longer be accepted and enrollment for the pre-authorized debit service will no longer be available until further notice.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant

TRADING SYMBOL: TSX:AGI NYSE:AGI

portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements
Certain of the statements made and information contained herein, other than statements of historical fact and historical information, is "forward-looking information" within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "will", "may", “potential” or variations of such words that certain actions, events or results "could” "might" or "will" occur or be achieved. Forward-looking statements in this press release include information regarding planned dividend payments. The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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